November 9, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant Stephen Krikorian, Accounting Branch Chief Matthew Derby, Staff Attorney Larry Spirgetl, Legal Branch Chief

Re:	Landcadia Holdings II, Inc. Amendment No. 2 to Preliminary Merger Proxy Statement on Schedule 14A Filed October 13, 2020 File No. 001-38893

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings II, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary merger proxy statement on Schedule 14A filed on October 13, 2020 (the “Amended Proxy Statement”), contained in the Staff’s letter dated October 23, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its third amended Proxy Statement on Schedule 14A (the “Third Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Proxy Statement.

Amendment No. 2 to Preliminary Merger Proxy Statement on Schedule 14A Filed October 13, 2020

Summary Term Sheet, page 10

1.	We note the revisions made throughout the filing in response to prior comment 1 to indicate that the reduction of principal on the Intercompany Note will occur at Closing through a non-cash distribution of capital to LF LLC. In your Summary Term Sheet disclosure, please address this capital distribution to LF LLC, as well as the expected noncash capital distribution to LF LLC in consideration for the expected forgiveness of the remaining principal amounts outstanding on the Intercompany Note. In addition, please ensure that disclosures throughout your filing clearly indicate that the reduction of the remaining principal amounts outstanding under the Intercompany Note to occur automatically with further reductions of the principal amount outstanding under the Credit Agreement will be forgiven through a non-cash capital distribution to LF LLC, as noted from your response to prior comment 8.

United States Securities and exchange Commission

November 9, 2020

Response: The Company has revised its disclosure on pages 6, 10, 16, 25, 28, 42, 43, 50, 51, 87, 117, 118, 140, 147, 148, 165, 171, 172, 218, 279 and 280 to further clarify and explain that (i) the use of the Company’s cash to fund the partial repayment of GNOG’s term loans, and the corresponding reduction in principal balance of the Second A&R Intercompany Note will result in a non-cash distribution of capital to LF LLC and (ii) principal payments under the Credit Agreement will result in the reduction of the principal amount of the Second A&R Intercompany Note through a non-cash distributions of capital to LF LLC.

Summary of this Proxy Statement

Sources and Uses for the Transaction, page 48

2.	We note your revised disclosures in response to prior comment 4. As previously requested, please explain to us how these tables provide a complete depiction of the sources and uses for funding the transaction. In this regard, tell us how your disclosure clearly addresses the use of the Company’s cash to fund GNOG’s prior capital distribution, considering that the proceeds from the term loan were used for a capital distribution to LF LLC, as noted from your response to prior comment 8, and the Company’s cash is to be used as a source to repay this term loan. In addition, please clarify the redemption rights associated with the GNOG Rollover Equity to also explain the cash redemption option at the election of New GNOG.

Response: The Company has revised its disclosure on pages 6, 50, 51, 171 and 172 to address the Staff’s comment concerning the funding of the transaction. The Company notes that the cover letter, the Notice of Special Meeting, and pages 33, 34, 90 and 211 of the Third Amended Proxy Statement state that the founders have waived their redemption rights in connection with the completion of the transaction.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 114

3.	In response to prior comment 6, we note that the Landcadia HoldCo LLC Agreement specifically provides that the Company’s audit committee or another body of independent directors of the Company will control the decision to settle the redemption in either shares or cash. In concluding that the settlement in cash or shares is at the election of the Company, please tell us what consideration was given to Landcadia HoldCo’s governance structure. In this regard, tell us how the audit committee will be appointed and who has control over the members of the Board of Directors.

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United States Securities and exchange Commission

November 9, 2020

Response: Each of the directors, including those who serve on the audit committee, will be nominated by a committee of the board and elected by the shareholders each year for a one year term. The controlling shareholder, who upon the Closing will have 79.9% of the voting power, will have sufficient votes to elect each director. The Company has considered the comments of the Staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments which indicates, “there may be situations in which control by the governance structure of an entity, such as the Board of Directors, may be insufficient to demonstrate that a settlement option is within the company’s control”. In our case, the controlling shareholder is also the holder of the redeemable units subject to the settlement option. Because the controlling shareholder effectively controls the election of the board, the option of settlement in cash or shares should be considered to be outside the Company’s control. In accordance with ASC 480-10-S99-3A, “equity instruments with redemption features that are not solely within the control of the issuer are to be classified outside of permanent equity (often referred to as classification in “temporary equity”).” As such, the Company has revised its classification of the redeemable noncontrolling interests to be classified within temporary equity within the pro forma balance sheet and related notes on pages 112, 117 and 118.

4.	In response to prior comment 8, you indicate that the additional issuances of units and shares will be settled in cash. Please tell us how this form of settlement is clear from disclosures throughout your filing that indicate that the additional shares and units will be issued in consideration of payments to be made by LF LLC to GNOG LLC under the Intercompany Note. In addition, please clarify what payments will be made by LF LLC, considering your response that the Intercompany Note receivable will be reduced through a non-cash capital distribution. Finally, explain the accounting for the reduction in the receivable upon the payments to be made by LF LLC to GNOG LLC under the Intercompany Note in consideration for the additional issuances.

Response: The Second A&R Intercompany Note, which acts as a guarantee of the principal balance outstanding on the Credit Agreement, will provide for payments in the amount of 6% of the outstanding principal balance on a quarterly basis and these payments will be paid in cash by LF LLC. Upon each such payment in cash, additional HoldCo Class B Units and shares of New GNOG Class B common stock will be issued to LF LLC pursuant to the A&R HoldCo Agreement.  As noted in your current Comment 4, the principal amount of the Second A&R Intercompany Note is not expected to be repaid in cash but is expected to be reduced, on a dollar for dollar basis, upon the payment of the outstanding principal amount payable by GNOG under the Credit Agreement. As such, the entire carrying amount of the Second A&R Intercompany Note will be treated as a capital distribution reducing additional paid-in capital following the transaction.  To be clear, the additional HoldCo Class B Units and shares of the New GNOG Class B common stock are not settled in cash; rather, it is the 6% payment obligation under the Second A&R Intercompany Note that is settled in cash. As these cash payments are received, the issuance of the shares of New GNOG Class B common stock and HoldCo Class B units will be accounted for as capital transactions reflected in the capital accounts of New GNOG and Landcadia HoldCo, respectively. The Company has revised its disclosures on pages 43, 118, 140, 148, 260 and 280 to clarify the accounting for the Second A&R Intercompany Note.

5.	In response to prior comment 8, you indicate that the voting rights of all shares held by Mr. Fertitta and his affiliates will be capped at 79.9%. Please address how the voting rights will be capped. For example, tell us if the units and shares providing for voting rights in excess of 79.9% will be redeemed/cancelled, and, if so, if such units and shares are expected to be settled in cash.

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United States Securities and exchange Commission

November 9, 2020

Response: In accordance with the terms of the Company’s Proposed Charter, the voting rights of the shares of New GNOG common stock held by Mr. Fertitta and his affiliates will be capped through an automatic adjustment in the voting power of each share of New GNOG Class B common stock held by them. Upon the Closing, each share of New GNOG Class B common stock held by Mr. Fertitta and his affiliates is expected to have approximately 4.04 votes per share assuming no redemptions and 3.89 votes per share assuming maximum redemptions. If, for example, Mr. Fertitta or his affiliates were to thereafter exchange 5 million of their HoldCo Class B Units, then (assuming no other changes) the voting power of each share of New GNOG Class B common stock held by them would automatically increase to approximately 4.62 votes per share assuming no redemptions or 4.44 votes per share assuming maximum redemptions. Conversely, if Mr. Fertitta and his affiliates were to instead acquire an aggregate of 5 million additional HoldCo Class B Units, then (assuming no other changes) the voting power of each share of New GNOG Class B common stock held by them would automatically decrease to approximately 3.48 votes per share assuming no redemptions and 3.36 votes per share assuming maximum redemptions. In each case, the aggregate voting power of the shares of New GNOG common stock held by Mr. Fertitta and his affiliates would remain capped at 79.9%.

Proposal No. 1 - The Transaction Proposal

The Purchase Agreement

Structure; Consideration to be Paid in the Transaction, page 129

6.	We note from your response to prior comment 9 that Landcadia Holdco should be evaluated as a corporation rather than a partnership because New GNOG’s status as managing member of Landcadia Holdco is through a contractual right rather than Landcadia Holdco’s equity at risk. Please tell us how you considered ASC 810-10-15-14(b)(1)(i) in determining that Landcadia Holdco does not have the characteristics of a VIE when New GNOG’s decision-making authority is not through the equity at risk.

Response: The Company has reconsidered the analysis of Landcadia HoldCo as a variable interest entity (“VIE”) and has concluded that Landcadia HoldCo is a VIE. The Company has revised its disclosures on pages 54 and 175 to disclose that Landcadia HoldCo is a VIE. Please refer to the Company’s response to the Staff’s comment number 7 for the consideration of the primary beneficiary of Landcadia HoldCo.

7.	We note from your response to prior comment 9 that you do not believe that substantially all the activities of Landcadia Holdco are conducted on behalf of the related party group. We believe the intent of this provision is to move the consolidation analysis from the voting interests model to the variable interests model in those instances where it is clear that the voting arrangements have been skewed such that the investor with disproportionately few voting rights, as compared to its economic interest, derives substantially all of the benefits of the activities of the entity. We do not believe there is “bright-line” set of criteria in making this assessment and should consider all quantitative and qualitative facts and circumstances. Please explain your consideration of the fact that the related party group holds 100% of the economic interests of Landcadia Holdco. In addition, if the activities of Landcadia Holdco are not conducted on behalf of the related party group, tell us on whose behalf are they conducted.

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United States Securities and exchange Commission

November 9, 2020

Response: When evaluating whether Landcadia HoldCo is a VIE, the Company has determined that the existence of disproportionate voting rights and the fact that the related party group holds 100% of the economic interests is indicative that the activities of Landcadia HoldCo are conducted on behalf of the group with disproportionate voting rights and would, therefore, be considered a VIE in accordance with 810-10-15-14(c). As such, the Company has applied the guidance within ASC 810-10-25-38 through 25-38J to determine the primary beneficiary.

In determining the primary beneficiary of Landcadia HoldCo, the Company will determine which entity has the controlling financial interest based on both of the following characteristics as outlined within ASC 810-10-25-38:

a.       The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

New GNOG is designated as the sole managing member (“Managing Member”) within the A&R Holdco LLC Agreement. Specifically, Section 7.1(a) of the A&R Holdco LLC Agreement provides (i) the Managing Member shall have full and complete charge of all affairs of Landcadia HoldCo, (ii) the management and control of Landcadia HoldCo’s business activities and operations shall rest exclusively with the Managing Member, and the Managing Member shall make all decisions regarding the business, activities and operations of Landcadia HoldCo (including the incurrence of costs and expenses) in its sole discretion without the consent of any other member and (iii) the members, other than the Managing Member (in their capacity as such), shall not participate in the control, management, direction or operation of the activities or affairs of Landcadia HoldCo y and shall have no power to act for or bind Landcadia HoldCo. Further, the A&R Holdco LLC Agreement does not contain any form of kick out right or participating rights and does not allow for any other member to exercise control over Landcadia HoldCo. Therefore, New GNOG is determined to have the power to direct the activities of Landcadia HoldCo in accordance with ASC 810-10-25-38A(a).

b.       The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

New GNOG is expected to have approximately 53% of the economic interest of Landcadia HoldCo. This economic ownership provides New GNOG with the obligation to absorb losses and the right to receive the benefits that could be potentially significant to Landcadia HoldCo. Therefore, New GNOG is determined to have economic interests in Landcadia HoldCo contained within ASC 810-10-25-38A(b).

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United States Securities and exchange Commission

November 9, 2020

In accordance with ASC 810-10-25-38B, management must determine the activities that most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. Landcadia HoldCo is an indirect holding company for GNOG, which is the operating entity. The activities of GNOG are indirectly controlled and directed by New GNOG as the sole managing member of Landcadia HoldCo. The sole managing member will have the power to control all activities of Landcadia HoldCo.

ASC 810-10-25-38C dictates that “A reporting entity’s determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights.” The A&R Holdco LLC Agreement does not provide for any kick out rights or participating rights and provides New GNOG full control over Landcadia HoldCo’s activities.

ASC 810-10-25-38D and E are not applicable as the control of the activities of Landcadia HoldCo are not shared.

ASC 810-10-25-38F requires consideration be given to an entity’s involvement in the design of a VIE. New GNOG was the entity that established Landcadia HoldCo with the design of holding a newly acquired operating company. Through the transaction and corresponding A&R Holdco LLC Agreement, New GNOG will be the sole managing member and will have the power to control the activities of the newly acquired operating company.

ASC 810-10-25-38G requires consideration be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. New GNOG will have approximately 54% of the economic interest in the post combination entity but will have 100% of the power to control and direct the activities of Landcadia HoldCo and therefore, will have greater power to control than its economic interest.

ASC 810-10-25-38H through J require fees, payments and guarantees to be considered. Consideration should be given to whether such fees are at arm’s-length, terms are customary with other similar agreements, magnitude of the fee, nature of the fee and whether those fees have guarantees or other obligations. GNOG has entered into a royalty fee arrangement with an affiliate of LF LLC, however, that agreement is customary, was entered into at market terms and does not contain any obligations to fund additional losses or financial guarantees. The existence of the royalty agreement does not impact the analysis of which entity has control over the activities of Landcadia HoldCo and is not determined to be material to the entity’s operations.

ASC 810-10-25-42 indicates that when a single decision maker exists in a related party group, that decision maker should consider all direct and indirect interests. A reporting entity would be considered a single decision maker if, individually, it has the ability through voting rights or similar rights to make the decisions about the activities that most significantly impact the entity’s economic performance. New GNOG has the ability to control all activities of Landcadia HoldCo through the A&R Holdco LLC Agreement.

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United States Securities and exchange Commission

November 9, 2020

1.       New GNOG is the single decision maker for Landcadia HoldCo as the sole managing member.

2.       New GNOG has benefits through its 53% economic interest in Landcadia HoldCo

3.       The conclusions of 1 and 2 lead to consolidation per the illustrative chart below in determining the primary beneficiary.

 As New GNOG demonstrates the power and economic interest characteristics outlined within ASC 810-10-25-38A(a)(b), it has been determined to be the primary beneficiary of Landcadia HoldCo. As the primary beneficiary, New GNOG will consolidate Landcadia HoldCo and its consolidated subsidiaries.

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United States Securities and exchange Commission

November 9, 2020

We have considered the relationship of LF LLC with New GNOG which will hold 79.9% of the voting power in New GNOG. As such, LF LLC will have the power to direct activities of New GNOG. LF LLC will also have indirect ownership of New GNOG of 10.1% to 11.4% through Mr. Fertitta’s ownership in New GNOG. As such, LF LLC will consolidate New GNOG at one level above the reporting level. Such relationship will be disclosed in the post combination financial statements of New GNOG.

GNOG Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 241

8.	We note the revised disclosure in response to prior comment 11 of the amounts you have committed to pay over the next five years. Please also include changes in GNOG’s contractual obligations during the interim period related to payments due in more than five years. In addition, please address GNOG’s long-term debt obligations in the disclosure. Refer to Instruction 7 to Item 303(b) and Item 303(a)(5) of Regulation S-K.

Response: The Company has revised its disclosure on page 247 to address the Staff’s comment.

Golden Nugget Online Gaming, Inc.

Notes to the Unaudited Condensed Financial Statements

Note 9. Subsequent Events, page F-45

9.	We note your revised disclosure in response to prior comment 12. Please update the disclosure based on the opening conference that was held on September 22, 2020. In addition, please explain how you will be responsible for any findings from the audit of FEI’s tax returns following the consummation of the merger transaction.

Response: The Company has revised its disclosure on page F-45 to address the Staff’s comment.

General

10.	Please revise to include the A&R Online Gaming Operations Agreement and the Second A&R Intercompany Note with the proxy statement.

Response: The Company has included the Second A&R Intercompany Note and the A&R Online Gaming Operations Agreement, as Annex M and O, respectively.

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United States Securities and exchange Commission

November 9, 2020

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP
White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings II, Inc.

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